ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Director’s interests

(i)

The following grants of options were made to directors of Reed Elsevier PLC and Reed Elsevier NV on 21 February 2003, under the Reed Elsevier Group plc Executive Share Option Scheme:

Director	No. of Reed Elsevier PLC shares over which an option has been granted at 451.5p per share	No. of Reed Elsevier NV shares over which an option has been granted at €9.34 per share	Exercisable
C H L Davis	209,192	148,946	2006-2013
M H Armour	104,319	74,276	2006-2013
G J A van de Aast	81,728	58,191	2006-2013
D J Haank	93,231	66,381	2006-2013
A Prozes	132,142	94,086	2006-2013

Exercise of the above options is subject to the earnings per share performance conditions, as described in the company’s Annual Reports and Financial Statements.

(ii)

Hill Samuel Offshore Trust Company Limited, the Trustees of the Reed Elsevier Employee Benefit Trust (“the Trust”), purchased on 21 February 2003 110,000 ordinary shares in Reed Elsevier NV at a price of €9.2573 per share, and on 25 February 2003 they purchased 4,160,000 Reed Elsevier PLC ordinary shares at a price of 447.94p per share.

Following these purchases, the Trust now holds 7,000,047 ordinary shares in Reed Elsevier PLC and 1,664,381 ordinary shares in Reed Elsevier NV.

The Trust is a discretionary employee benefit trust which is operated in conjunction with Reed Elsevier’s share option schemes, and which provides for the transfer of shares to employees on the exercise of options granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust.